21 August 2019

ISSUED ON BEHALF OF RELX PLC

2019 Interim Dividend Euro Equivalent

RELX PLC today announces the Euro equivalent in respect of the interim dividend of 13.6 pence per share for the year ending 31 December 2019 which was announced on 25 July 2019.

Shareholders who hold their shares through Euroclear Nederland will receive a dividend in Euro of €0.148 per share, unless they have elected to receive their dividend in Pounds Sterling. Shareholders who validly submitted a dividend currency election by 16 August 2019 to receive their dividend in Pounds Sterling will receive a dividend of 13.6 pence per share.

Shareholders who appear on the Register of Members or hold their shares through CREST will receive a dividend in Pounds Sterling of 13.6 pence per share, unless they have elected to receive their dividend in Euro. Shareholders who validly submitted a dividend currency election by 16 August 2019 to receive their dividend in Euro will receive a dividend of €0.148 per share.

The dividend is payable on 2 September 2019.